UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

INTEGRITY APPLICATIONS, INC.

Name of Issuer

Common Stock, $0.001Par Value Per Share

Title of Class of Securities

45824Q101

CUSIP Number

John Ballantyne, Trustee

7410 Claire Drive South

Fargo, ND 58104

(701) 306-6118

Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications

February 14, 2020

Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for and subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45824Q101

1.	Name of Reporting Person	Tax Identification Number

JOHN A BALLANTYNE REV TRUST 08/01/2017

2.	Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]

3.	SEC Use Only

4.	Source of Funds

WC

5.	Check if Disclosure of Legal Proceedings is Required pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization

Mr. Ballantyne, the trustee of the Reporting Person, is a New Zealand Citizen, and a permanent resident of the United States.

Number of	7. Sole Voting Power
Shares
Beneficially
Owned by	8. Shared Voting Power
Each
Reporting	66,284,003 (beneficially owned by Trust, of which Ballantyne is sole trustee.)
Person
With	9. Sole Dispositive Power

10. Shared Dispositive Power

66,284,003 (beneficially owned by Trust, of which Ballantyne is sole trustee.)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

66,284,003 (does not include 4,923,336 warrants which are not currently exerciseable)

12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row 11

Common Stock: 33.25%

14.	Type of Reporting Person

OO

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CUSIP No. 45824Q101

1.	Name of Reporting Person	Tax Identification Number

JOHN A BALLANTYNE

2.	Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]

3.	SEC Use Only

4.	Source of Funds

PF

5.	Check if Disclosure of Legal Proceedings is Required pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization

Mr. Ballantyne is a New Zealand Citizen, and a permanent resident of the United States.

Number of	7. Sole Voting Power
Shares
Beneficially	17,408
Owned by
Each	8. Shared Voting Power
Reporting
Person	66,284,003 (beneficially owned by Trust, of which Ballantyne is sole trustee.)
With
9. Sole Dispositive Power

17,408

10. Shared Dispositive Power

66,284,003 (beneficially owned by Trust, of which Ballantyne is sole trustee.)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

66,301,411

12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row 11

Common Stock: 33.26%

14.	Type of Reporting Person

IN

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SCHEDULE 13D

OF JOHN BALLANTYNE AND JOHN A BALLANTYNE REV TRUST 08/01/2017

REGARDING OWNERSHIP OF SECURITIES OF INTEGRITY APPLICATIONS, INC.

This Schedule 13D is being filed by John A. Ballantyne and JOHN A BALLANTYNE REV TRUST 08/01/2017 (the “Trust”), and John A. Ballantyne, the Trustee of the Trust, (“Ballantyne”).

The following items of this Schedule 13D are amended:

Item 1. Security and Issuer.

This Schedule 13D relates to the Common Stock, par value $0.001 per share, of Integrity Applications, Inc., with an address of 19 HA’YAHALOMIM STP.O. BOX 12163ASHDOD L3 7760049.

Item 2. Identity and Background.

a.	Name: John A. Ballantyne Rev Trust 08/01/2017 and John A. Ballantyne
b.	Address: 7410 Claire Drive South, Fargo, ND 58104 (for both)
c.	Principal Occupation: Ballantyne is a scientist and is employed by Aldevron, Inc., 4055 41st Avenue South, Fargo, North Dakota 58104, USA, phone (701) 297-9256.
d.	Criminal Proceeding: During the last five years, neither the Trust nor Ballantyne has been convicted in a criminal proceeding.
e.	Civil Proceeding: During the last five years, neither the Trust nor Ballantyne was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
f.	Ballantyne is a New Zealand citizen.

Item 3. Source and Amount of Funds or Other Consideration.

The Trust used cash which was deposited into the Trust by Ballantyne.

Item 4. Purposes of Transactions.

On February 14, 2020, the Trust purchased 37,500,000 shares of common stock of the issuer at a price of $0.40 per share as a passive investment.

Item 5. Interest in the Securities of the Issuer.

As a result of the acquisition of shares set forth in Item 4. above, the Trust owns 66,284,003 shares of common stock of the issuer, which constitutes 33.25% of the issued and outstanding shares of the issuer. Ballantyne, as the sole trustee of the Trust, which is revocable, is deemed to beneficially own all shares of stock of the issuer owned by the Trust and thus beneficially owns 66,301,411 shares of common stock of the issuer or 33.26%.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7. Exhibits.

None.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 25, 2020	JOHN A BALLANTYNE REV TRUST 08/01/2017

		By:	/s/ John A. Ballantyne
John A. Ballantyne
Trustee

Dated:	February 25, 2020	By:	/s/ John A. Ballantyne
John A. Ballantyne

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